UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–10)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

CHARGE ACQUISITION CORP.

a wholly owned subsidiary of

DAIICHI SANKYO COMPANY, LIMITED

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

02318X100

(CUSIP Number of Class of Securities)

Seth Flaum, Esq.

Daiichi Sankyo, Inc.

2 Hilton Ct.

Parsippany, NJ 07054-4410

Telephone: (973) 944-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Patrick J. Naughton, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$400,108,090.91	$46,492.56

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) the product of (a) $19.50, which is the sum of (i) the closing cash payment of $15.00 per share and (ii) $4.50 per share, which is the maximum amount payable with respect to the contingent value rights and (b) the sum of 18,002,484 shares of common stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation (“Ambit”) issued and outstanding on September 26, 2014 and 10,383 shares estimated to be subject to outstanding purchase rights under Ambit’s 2013 Employee Stock Purchase Plan as of September 26, 2014, (2) the product of (a) $16.25 and (b) 1,020,014 shares issuable pursuant to outstanding Series E warrants as of September 26, 2014, (3) the product of (a) the difference between (x) $19.50 and (y) an exercise price of $3.28240 (the weighted average exercise price of the outstanding non-Series E warrants as of September 26, 2014 and (b) 549,008 outstanding non-Series E warrants and (4) the product of (a) the difference between (x) $19.50 and (y) an exercise price of $8.9596 (the weighted-average exercise price of the outstanding options as of September 26, 2014), and (b) the sum of 1,137,834 Shares issuable upon the exercise of outstanding options granted under Ambit’s 2011 Equity Incentive Plan estimated as of September 26, 2014 and 1,080,143 Shares issuable upon the exercise of outstanding options granted under Ambit’s 2013 Equity Incentive Plan estimated as of September 26, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by .0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,492.56	Filing Party: Daiichi Sankyo Company, Limited and Charge Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: October 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on October 10, 2014 by Charge Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation (“Ambit”), a Delaware corporation, at a price of $15.00, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), is achieved and another cash payment of $2.25 if a certain other commercialization related milestone regarding quizartinib, again as described in and under the conditions set forth in the CVR Agreement, is achieved, with a maximum payment of up to $4.50 in cash per CVR, net to the seller in cash, without interest (the Closing Amount plus one CVR, or any such higher consideration per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”) less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1–11.

Items 1–11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer expired as scheduled at 5:00 p.m., New York City time, on November 10, 2014 and was not extended. The Depositary advised Daiichi Sankyo and Purchaser that, as of the Expiration Date, a total of approximately 15,674,238 Shares had been validly tendered into and not validly withdrawn from the Offer, which tendered Shares represented approximately 85% of the Shares outstanding.

The number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date satisfied the Minimum Condition. All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment and is promptly paying for all such Shares validly tendered into and not validly withdrawn prior to the Expiration Date.

The Merger became effective immediately following the consummation of the Offer, without a meeting of stockholders of Ambit in accordance with Section 251(h) of Delaware Law, with Ambit continuing as the Surviving Corporation and a wholly owned subsidiary of Daiichi Sankyo. At the Effective Time, each Share outstanding immediately prior to the Effective Time was converted into the right to receive consideration equal to the Offer Price that was received by tendering Ambit stockholders consisting of the Closing Amount plus one CVR, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the CVR Agreement is achieved and another cash payment of $2.25 if a certain other commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the CVR Agreement, is achieved, up to a maximum payment of $4.50 per CVR, without interest, less any applicable withholding taxes, except for Shares (i) then-owned by Daiichi Sankyo or Purchaser or subsidiaries of Daiichi Sankyo or held in treasury by Ambit, which will be cancelled, and no payment made with respect thereto or (ii) held by any Ambit stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

Following the completion of the merger, the Shares will cease to be traded on NASDAQ and will be delisted.

On November 10, 2014, Daiichi Sankyo, on behalf of itself and Purchaser, and Ambit issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(vii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Index No.

(a)(5)(vii)	Press Release issued by Daiichi Sankyo Company, Limited, on behalf of itself and Charge Acquisition Corp., and Ambit Biosciences Corporation, dated November 10, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2014

CHARGE ACQUISITION CORP.

By:	/s/ Glenn Gormley
	Name:	Glenn Gormley
	Title:	President

DAIICHI SANKYO COMPANY, LIMITED

	By:	/s/ Joji Nakayama
	Name:	Joji Nakayama
	Title:	Representative Director, President and CEO

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated October 10, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)	Joint Press Release issued by Ambit Biosciences Corporation and Daiichi Sankyo Company, Limited, dated September 28, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).*

(a)(5)(ii)	Electronic mail sent to employees of Daiichi Sankyo Company, Limited, dated September 28, 2014 (incorporated in this Schedule TO by reference to Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).*

(a)(5)(iii)	Q&A for Daiichi Sankyo Company, Limited employees, dated September 29, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).*

(a)(5)(iv)	Presentation Slideshow by employees of Daiichi Sankyo Company, Limited at a meeting of Ambit Biosciences Corporation employees, dated September 30, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 30, 2014).*

(a)(5)(v)	Summary Advertisement as published in the New York Times on October 10, 2014.*

(a)(5)(vi)	Joint Press Release issued by Daiichi Sankyo Company, Limited and Ambit Biosciences Corporation, dated October 14, 2014.*

(a)(5)(vii)	Press Release issued by Daiichi Sankyo Company, Limited, on behalf of itself and Charge Acquisition Corp., and Ambit Biosciences Corporation, dated November 10, 2014.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2014, by and among Ambit Biosciences Corporation, Daiichi Sankyo Company, Limited and Charge Acquisition Corp. (incorporated in this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ambit Biosciences Corporation on September 29, 2014).*

(d)(2)	Form of Tender Agreement, dated September 28, 2014, by and among Daiichi Sankyo Company, Limited, Charge Acquisition Corp. and the directors and certain stockholders affiliated with the directors of Ambit Biosciences Corporation (incorporated in this Schedule TO by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ambit Biosciences Corporation on September 29, 2014).*

(d)(3)	Form of Contingent Value Rights Agreement, by and between Daiichi Sankyo Company, Limited and Broadridge Corporate Issuer Solutions Inc.*

(d)(4)	Confidentiality Agreement, dated July 31, 2014, between Ambit Biosciences Corporation and Daiichi Sankyo, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.